UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on March 11, 2014: Euroseas Ltd. Enters into Agreement to Sell Common Stock in a Private Placement Raising $14.4 Million in Net Proceeds.

Exhibit 1

Euroseas Ltd. Enters into Agreement to Sell Common Stock in a Private Placement Raising $14.4 Million in Net Proceeds

Maroussi, Athens, Greece – March 11, 2014 – Euroseas Ltd. (NASDAQ:ESEA) (the “Company”) announced today that it entered into an agreement to sell approximately 11.2 million shares of its common stock in a private placement at a price of $1.3435 per share to an institutional investor for expected net proceeds of approximately $14.4 million.  The Company intends to use the proceeds for the acquisition of vessels and general corporate purposes.  The transaction is expected to close by March 14, 2014.  RMK Maritime acted as an advisor to the Company in the transaction.

Aristides Pittas, Chairman and CEO of Euroseas Ltd. commented: “We are very pleased to conclude the private placement of approximately 11.2 million shares of our stock, to an institutional investor, at recent average trading price levels and raising approximately $14.4 million in net proceeds. We believe that this investment is another vote of confidence in our strategy and in the prospects of Euroseas. We look forward to continue expanding and renewing our fleet, in keeping with our strategy of growing Euroseas by adding quality vessels to our fleet and also by broadening our shareholder base. The present transaction is a testament to the latter as is the recent sale of more than $29 million of net proceeds raised by selling convertible preferred stock. We plan to deploy these funds to partly fund our two newbuildings and recent panamax bulker acquisition and further pursue accretive acquisitions focusing on the drybulk sector and on selected opportunities in the containership sector.”

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

Euroseas has a fleet of 14 vessels, including 3 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate size containerships, 5 Handy size containerships and 2 Feeder containerships. Euroseas 4 drybulk carriers have a total cargo capacity of  262,074 dwt, and its 10 containerships have a cargo capacity of 17,587 teu. The Company has signed a memorandum of agreement to acquire a 76,466 dwt, Panamax drybulk vessel, that will be delivered to Euroseas by the end of May 2014. Euroseas has also entered into agreements for the construction of two 63,500 dwt Ultramax dry bulk vessels with expected deliveries during the fourth quarter of 2015 and the first quarter of 2016, respectively. Including the newly acquired Panamax vessel and two new-building Ultramax vessels, the total cargo capacity of the Company's drybulk vessels will be 465,540 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact
Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane,
Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr

Investor Relations / Financial Media
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566

E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: March 11, 2014	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer